1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 11, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

A letter from the board of directors of Aluminum Corporation of China Limited (the "Company") is set forth on pages 1 to 10 of this circular. A letter from the Independent Board Committee of the Company is set forth on pages 11 to 12 of this circular. A letter from China Merchants Securities (HK) Co., Ltd. containing its advice to the Independent Board Committee and the Independent Shareholders of the Company is set forth on pages 13 to 27 of this circular.

An extraordinary general meeting ("EGM") of the Company will be held on Wednesday, 30 December 2009 at 9:00 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A notice convening the EGM is enclosed with this circular.

A reply slip and a form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the EGM shall complete and return the reply slip in accordance with the instructions printed thereon before Thursday, 10 December 2009. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

13 November 2009

* For identification purpose only.

CONTENTS

Page

Definitions ................................................................................................................................................................................	ii

Letter from the Board ............................................................................................................................................................................	1

1.	Introduction ..............................................................................................................................................................................................	1

2.	The Non-exempt Continuing Connected Transactions ....................................................................................................................	2

3.	Renewal of the Non-exempt Continuing Connected Transactions ...............................................................................................	5

4.	Historical Amounts of the Non-exempt Continuing Connected Transactions
	for the years 2007, 2008 and the eight months ended 31 August 2009 .................................................................................	6

5.	Proposed Annual Caps for the Non-exempt Continuing Connected Transactions
	for the three years ending 31 December 2012 ....................................................................................................................	7

6.	Reasons for and Benefits for Continuation of
	the Non-exempt Continuing Connected Transactions ............................................................................................................................	8

7.	Listing Rules Implications .......................................................................................................................................................................	9

8.	Information of the Parties.....................................................................................................................................................................	9

9.	Extraordinary General Meeting...............................................................................................................................................................	10

10.	Recommendation......................................................................................................................................................................	10

Letter from the Independent Board Committee ...........................................................................................................................................................	11

Letter from China Merchants Securities ..............................................................................................................................................................	13

Appendix - General Information ....................................................................................................................................................................................	28

Notice of 2009 Second Extraordinary General Meeting ..............................................................................................................................................	33

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	ordinary shares in the share capital of the Company with a nominal value of RMB 1.00 each, which are subscribed for and paid in Renminbi

"associate(s)"	has the same meaning ascribed thereto under the Listing Rules

"Board"	the board of Directors of the Company

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. (), a limited liability company established in the PRC on 16 September 2004 and a 60% owned subsidiary of the Company. The remaining 40% equity interest is held by Xinan Aluminum. It is principally engaged in aluminum fabrication.

"China" or "PRC"	the People's Republic of China

"China Merchants Securities"

China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) of the regulated activities under the SFO

"Chinalco"	Aluminum Corporation of China (), controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited (), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, American depository shares and A Shares are listed on the Hong Kong Stock Exchange, New York Stock Exchange and Shanghai Stock Exchange, respectively

"connected person(s)"	has the same meaning ascribed thereto under the Listing Rules

"Continuing Connected Transactions"

the Continuing Connected Transactions which have been and will continue to be entered into between the Group as a party and Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment Group Co., Ltd. (), Guizhou Provincial Materials Development and Investment Corporation () or Shanxi Guan Lv Company Limited () as the other party, details of which are set forth in section II of the announcement of the Company dated 27 October 2009

- ii -

DEFINITIONS

"Contractual Price"	the price to be agreed between the relevant parties for the provision of the subject services, which shall be the Reasonable Costs incurred in providing the same plus not more than 5.0% of such costs

"Director(s)"	the directors of the Company

"EGM"	the extraordinary general meeting of the Company to be convened to approve, among other things, the Non-exempt Continuing Connected Transactions

"Group"	the Company and its subsidiaries

"H Shares"

the overseas listed foreign-invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Board Committee"

a committee of the Board established for the purpose of considering the Non-exempt Continuing Connected Transactions, comprising independent non-executive Directors, namely, Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao

"Independent Shareholders"

shareholders (other than Chinalco, Xinam Aluminum, Nanping Aluminum and their respective associates) of the Company who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions

"Latest Practicable Date"	10 November 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"Market Price"

the price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses, in the same industries, in the vicinity of the PRC

"Nanping Aluminum"

Fujian Nanping Aluminum Company Limited (), a connected person of the Company by reason of its being a substantial shareholder holding 25% equity interest in Chalco Rumin Co., Ltd. (), a subsidiary of the Company

- iii -

DEFINITIONS

"Non-exempt Continuing	transactions which are subject to the reporting and announcement requirements and the independent
Connected Transactions"

shareholders' approval requirements, including expenditure transactions of: (2.1) Mutual Supply Agreement; (2.2) Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement; (2.3) Provision of Engineering, Construction and Supervisory Services Agreement; and revenue transactions of: (2.1) Mutual Supply Agreement; (2.2) Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement; and (2.4) Long Term Agreement for Sale and Purchase of Alumina

"Non-exempt Continuing	(2.1) Mutual Supply Agreement; (2.2) Provision of Aluminum and

Connected Transactions	Aluminum Alloy Ingots and Aluminum Fabrication Services

Agreements"	Agreement; (2.3) Provision of Engineering, Construction and Supervisory Services Agreement; and (2.4) Long Term Agreement for Sale and Purchase of Alumina

"Reasonable Costs"	the costs confirmed by both parties after arm's length negotiations and that which is permitted by the accounting standards of the PRC

"RMB"	Renminbi, the lawful currency of China

"Shareholders"	the holders of A Shares and holders of H Shares of the Company

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as amended from time to time

"subsidiary"	has the same meaning ascribed thereto under the Listing Rules

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited (), or Southwest Aluminum (Group) Company Limited, a connected person of the Company by reason of its 40% equity interest in Chalco Southwest Aluminum Co., Ltd. (), a subsidiary of the Company

- iv -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

13 November 2009

To the Shareholders

Dear Sir or Madam,

RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 27 October 2009 in relation to the renewal of the Continuing Connected Transactions.

- 1 -

LETTER FROM THE BOARD

The purpose of this circular is to (i) provide you with information regarding the Non-exempt Continuing Connected Transactions in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM; and (ii) to set forth the letter of advice from the Independent Board Committee and the recommendation from China Merchants Securities on the Non-exempt Continuing Connected Transactions.

2.

THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

2.1	Mutual Supply Agreement

Date	:	5 November 2001

Parties	:	Chinalco as both provider and recipient
the Company as both provider and recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of Transaction	:	(A)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services.

- 2 -

LETTER FROM THE BOARD

(B)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies; and

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.

Price determination	:

the following services will be provided: (i) according to state-prescribed price; (ii) if there is no state prescribed price but there is a state-guidance price, then according to the state-guidance price; (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (iv) if none of the above is applicable, then according to the Contractual Price.

Payment term	:	Cash on delivery

2.2	Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement

Date	:	20 October 2008

Parties	:	Xinan Aluminum as both provider and recipient
the Company as both provider and recipient

Existing term	:	19 months expiring on 31 December 2009

Nature of Transaction	:	(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

- 3 -

LETTER FROM THE BOARD

(ii)

purchase of products and services by Chalco SW Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services;

(iii)	sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things, aluminum alloy sheets or rolls and aluminum fabrication scraps; and

(iv)	purchase of products by Chalco International Trading, a subsidiary of the Company, from Xinan Aluminum, and such products mainly include aluminum fabrication products.

Price determination:	:	same as in the Mutual Supply Agreement

Payment term	:	Cash on delivery

2.3	Provision of Engineering, Construction and Supervisory Services Agreement

Date	:	5 November 2001

Parties	:	Chinalco as provider
	:	the Company as recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of transaction	:	metallurgical engineering design, project construction and supervisory services

Price determination:	:	services are provided according to state guidance price, and if none; Market Price

Payment term	:	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

- 4 -

LETTER FROM THE BOARD

2.4	Long Term Agreement for Sale and Purchase of Alumina

Date	:	9 October 2004

Parties	:	Nanping Aluminum as recipient
	:	the Company as provider

Existing term	:	5 years expiring on 31 December 2009

Nature of transaction	:	purchase of alumina, primary aluminum and aluminum ingots

Price determination:	:	Market Price

Payment term	:	Cash on delivery

3.	RENEWAL OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Since the existing term of the Non-exempt Continuing Connected Transactions Agreements will expire on 31 December 2009, the Company will enter into new extension agreements on the same terms and conditions for the Non-exempt Continuing Connected Transactions so that the next term of the Non-exempt Continuing Connected Transactions is for three years from 1 January 2010 until 31 December 2012.

In accordance with Rule 14A.41 of the Listing Rules, the renewal of the Non-Exempt Continuing Connected Transactions and the proposed annual caps thereunder is subject to Independent Shareholders' approval requirements. The Directors will propose resolutions to approve the entering into of extension agreements for the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder at the EGM.

- 5 -

LETTER FROM THE BOARD

4.	HISTORICAL AMOUNTS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS 2007, 2008 AND THE EIGHT MONTHS ENDED 31 AUGUST 2009

Set forth below are the actual amounts and the annual caps of each category of Non-exempt Continuing Connected Transactions for the two previous financial years ended 31 December 2007 and 2008 and the eight months ended 31 August 2009:

Actual
		amount	Annual
		in RMB	limit
Ended	Ended	millions	in RMB
31 December 2007	31 December 2008	for the eight	millions
	Actual	Annual	Actual	Annual	months	for the
	amount	limit	amount	limit	ended	year ended
	in RMB	in RMB	in RMB	in RMB	31 August	31 December
Transactions	millions	millions	millions	millions	2009	2009

Expenditure:

(2.1)	Mutual Supply Agreement	4,707	5,800	3,527	4,200	2,734	3,800
	(Counterparty: Chinalco)

(2.2)	Provision of Aluminum and	Not	Not	1,347	4,600	1,132	4,000
	Aluminum Alloy Ingots and	applicable	applicable
	Aluminum Fabrication
	Services Agreement
	(Counterparty:
	Xinan Aluminum)

(2.3)	Provision of Engineering,	2,876	3,970	8,224	11,000	2,412	12,200
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)

- 6 -

LETTER FROM THE BOARD

Revenue:

(2.1)	Mutual Supply Agreement	6,152	8,500	4,832	7,600	113	7,300
	(Counterparty: Chinalco)

(2.2)	Provision of Aluminum and	Not	Not	2,961	9,000	1,449	7,000
	Aluminum Alloy Ingots and	applicable	applicable
	Aluminum Fabrication
	Services Agreement
	(Counterparty:
	Xinam Aluminum)

(2.4)	Long Term Agreement for	Not	Not	286	920	191	1,030
	Sale and Purchase	applicable	applicable
	of Alumina
	(Counterparty:
	Nanping Aluminum)

5.	PROPOSED ANNUAL CAPS FOR THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS FOR THE THREE YEARS ENDING 31 DECEMBER 2012

The annual caps for the Non-exempt Continuing Connected Transactions have been determined based on the estimated amount of transactions involved with reference to the historical transaction volumes, the estimated potential growth of the Group and the expected economic growth of China, and takes into consideration the impact of the global financial tsunami and the recent escalation of metal prices. The Directors (including the independent non-executive Directors) consider the annual caps to be fair and reasonable.

- 7 -

LETTER FROM THE BOARD

The following table sets forth the proposed annual caps for the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2012:

Proposed annual caps
for the year ending 31 December
(amount in RMB millions)
Expenditure	2010	2011	2012

(2.1)	Mutual Supply Agreement	4,450	4,900	5,200
	(Counterparty: Chinalco)

(2.2)	Provision of Aluminum and	4,200	4,800	5,200
	Aluminum Alloy Ingots and
	Aluminum Fabrication
	Services Agreement
	(Counterparty: Xinam Aluminum)

(2.3)	Provision of Engineering,	13,500	14,900	16,400
	Construction and Supervisory Services
	(Counterparty: Chinalco)

Revenue

(2.1)	Mutual Supply Agreement	9,500	10,500	11,500
	(Counterparty: Chinalco)

(2.2)	Provision of Aluminum and	8,000	8,500	9,000
	Aluminum Alloy Ingots and
	Aluminum Fabrication
	Services Agreement
	(Counterparty: Xinan Aluminum)

(2.4)	Long Term Agreement for Sale and	1,500	1,800	2,200
	Purchase of Alumina
	(Counterparty: Nanping Aluminum)

6.	REASONS FOR AND BENEFITS FOR CONTINUATION OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Due to the long-term relationship among the Group and Chinalco, Xinan Aluminum, Nanping Aluminum, the Company considers that it is beneficial to continue the Non-exempt Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business.

The Board (including the independent non-executive Directors) considers that the Non-exempt Continuing Connected Transactions Agreements are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

- 8 -

LETTER FROM THE BOARD

7.	LISTING RULES IMPLICATIONS

Chinalco is the controlling shareholder of the Company. Xinan Aluminum and Nanping Aluminum are substantial shareholders of the non-wholly owned subsidiaries of the Company. Therefore, Chinalco, Xinan Aluminum and Nanping Aluminum are connected persons of the Company under the Listing Rules.

The Non-exempt Continuing Connected Transactions will be carried forth on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly, constitute continuing connected transactions of the Company under the Listing Rules.

Since each of the applicable percentage ratios for the Non-Exempt Continuing Connected Transactions calculated on annual basis is more than 2.5%, the Non-Exempt Continuing Connected Transactions are subject to the reporting and announcement requirements and the Independent Shareholders' approval requirements. An EGM will convened to obtain the Independent Shareholders' approval regarding the renewal of Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2010, 2011 and 2012.

8.	INFORMATION OF THE PARTIES

Information relating to the Company

The Company is the largest producer of alumina, primary aluminum and aluminum fabrication in the PRC. The scope of business of the Company includes bauxite mining, alumina refining, primary aluminum smelting and the manufacture of aluminum fabrication materials. Its principal products include alumina, primary aluminum and aluminum fabrication materials.

Information relating to Chinalco

Chinalco is a controlling shareholder of the Company. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Information relating to Xinan Aluminum

Xinan Aluminum is a limited liability company established in the PRC, and has the largest and most technologically-advanced integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products.

Information relating to Nanping Aluminum

Nanping Aluminum is a large state-owned enterprise established in the PRC, with a principal business of fabricating aluminum, magnesium and other alloys, and external trade.

- 9 -

LETTER FROM THE BOARD

9.	EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Wednesday, 30 December 2009 at 9:00 a.m. is set forth on pages 33 to 36 of this circular.

A form of proxy and the reply slip for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the time of the EGM or any adjournment thereof (as the case may be). In order to be valid, for holders of H Shares, the above documents must be delivered to the H Share Registrar of the Company, Hong Kong Registrars Limited, room 1806-7, 18/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

Chinalco and its associates will abstain from voting on resolutions numbers 1 and 3 to be proposed at the EGM. Insofar as Xinan Aluminum and its associates hold(s) shares of the Company, they will abstain from voting on resolution number 2 to be proposed at the EGM. Insofar as Nanping Aluminum and its associates hold(s) shares of the Company, they will abstain from voting on resolution number 4 to be proposed at the EGM. Save as disclosed above, no other shareholders are required to abstain from voting at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll. Following the EGM, the Company will announce the results of the poll in accordance with the Listing Rules.

10.	RECOMMENDATION

Your attention is requested on the letter from the Independent Board Committee set forth on pages 11 to 12 of this circular which contains the recommendation of the Independent Board Committee to the Independent Shareholders.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Non-exempt Continuing Connected Transactions Agreements and the proposed annual caps thereunder for the three years ending 31 December 2010, 2011 and 2012 are fair and reasonable and in the interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of the relevant resolutions set forth in the EGM Notice.

Your attention is requested on the additional information set forth in the Appendices to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

* For identification purpose only.

- 10 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
13 November 2009

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 13 November 2009 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the renewal of the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2010, 2011 and 2012.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation, are set forth in its letter on pages 13 to 27 of the Circular.

Your attention is also drawn to the letter from the Board set forth on pages 1 to 10 of this Circular and the additional information set forth in the Appendix to this Circular.

- 11 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Non-exempt Continuing Connected Transactions and having considered the interests of the Independent Shareholders and the advice of China Merchants Securities, we consider that the terms of the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favor of the resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder for the three years ending 31 December 2010, 2011 and 2012.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Kang Yi, Zhang Zhuoyuan,
Wang Mengkui, Zhu Demiao
Independent non-executive Directors

* For identification purpose only.

- 12 -

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of a letter from China Merchants Securities for the purpose of incorporation in the Circular, in connection with its advice to the Independent Board Committee in respect of the Non-exempt Continuing Connected Transactions.

48th Floor
One Exchange Square
Central
Hong Kong
13 November 2009

To:	the Independent Board Committee
of Aluminum Corporation of China Limited

Dear Sirs

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in respect of the Non-exempt Continuing Connected Transactions, details of which are set forth in the letter from the Board contained in the circular dated 13 November 2009 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Circular.

The Company as a party and each of Chinalco, Xinan Aluminum or Nanping Aluminum as the counterparty will enter into a number of extension agreements to extend each of the Non-exempt Continuing Connected Transactions Agreements on the same terms and conditions for three years expiring on 31 December 2012.

Chinalco is a substantial shareholder of the Company. Xinan Aluminum and Nanping Aluminum are substantial shareholders of certain non-wholly owned subsidiaries of the Company. Therefore, Chinalco, Xinan Aluminum and Nanping Aluminum are connected persons of the Company as defined under the Listing Rules. The ongoing transactions contemplated under each of the Non-exempt Continuing Connected Transactions Agreements and their respective proposed extension agreements constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As the applicable percentage ratios (except for the profits ratio which is not applicable) in respect of the proposed annual caps of the Non-exempted Continuing Connected Transactions, on an annual basis, exceed 2.5% and have an annual consideration more than HK$10,000,000, thus, the proposed extension agreements to each of the Non-exempt Continuing Connected Transactions Agreements, the Non-exempt Continuing Connected Transactions and the relevant proposed annual caps are subject to reporting, announcement and independent shareholders' approval requirement under the Listing Rules.

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LETTER FROM CHINA MERCHANTS SECURITIES

An Independent Board Committee comprising all the Company's independent non-executive Directors, namely Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been formed to consider and advise the Independent Shareholders in respect of the terms of the proposed extension agreements to each of the Non-exempt Continuing Connected Transactions Agreements, the Non-exempt Continuing Connected Transactions and the relevant proposed annual caps stipulated therein are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and are in the interests of the Company and the Shareholders as a whole. We, China Merchants Securities (HK) Co., Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee in these respects.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information obtained from the public domain and the information and representations contained in the Circular which have been provided to us by the Company and which have been considered to be complete and relevant. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided in and referred to in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information obtained from the public domain and the information provided to us by the Directors and the management of the Company, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group, Chinalco, Xinan Aluminum, Nanping Aluminum, their shareholders and associates. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Non-exempt Continuing Connected Transactions that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

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LETTER FROM CHINA MERCHANTS SECURITIES

PRINCIPAL FACTORS CONSIDERED

In formulating and giving our independent advice and recommendation in respect of the Non-exempt Continuing Connected Transactions, we have considered the following principal factors:

1.	Background of and reasons for each of the Non-exempt Continuing Connected Transactions Agreements and their respective proposed extension agreements

The Group is principally engaged in the production and sale of alumina, primary aluminum and aluminum fabrication products in the PRC.

Mutual Supply Agreement and its proposed extension agreement

Chinalco, which is a state-owned enterprise established in the PRC, is a substantial shareholder of the Company, holding approximately 38.56% of equity interests in the Company. Its principal business activities include aluminum fabrication, copper fabrication and manufacturing of aluminum.

Prior to the listing of the Company's shares in the Hong Kong Stock Exchange (the "IPO"), Chinalco and its subsidiaries (collectively "Chinalco Group") underwent a group restructuring (the "Restructuring"). During the Restructuring, Chinalco transferred to the Group, amongst other things, (i) the operating assets and businesses in relation to the production of alumina, primary aluminum and scrap materials etc; and (ii) the assets and businesses in relation to provision of ancillary production supplies and services, including, but not limited to, supply of electricity, gas, heat, water and spare parts and provision of repair and measurement services. However, Chinalco Group retained certain non-core assets and businesses in relation to ancillary production supplies and services, including, but not limited to, (i) supply of various materials required in the course of production of alumina and primary aluminum; (ii) provision of transportation and loading services; (iii) provision of production supporting services; and (iv) provision of engineering design, construction and supervisory services.

Prior to the IPO, the Company and Chinalco entered into the Mutual Supply Agreement in order to regulate the ongoing mutual supply transactions between them. The duration of the Mutual Supply Agreement was three years with effect from 1 July 2001. Subsequently, the Company and Chinalco entered into several extension agreements in order to extend the duration of the Mutual Supply Agreement for the purpose of ongoing compliance with the relevant requirements of the Listing Rules in respect of continuing connected transactions.

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LETTER FROM CHINA MERCHANTS SECURITIES

Pursuant to the Mutual Supply Agreement and its proposed extension agreement, scope of services contemplated thereunder can be categorized into two groups namely (i) provision of products/services by the Group to Chinalco Group, and (ii) purchase of products/services by the Group from Chinalco Group. Summary of the scope of services are set forth as follows:

Provision of products/services by the Group to Chinalco Group

*	the Group agreed to provide Chinalco Group with production supplies, including, but not limited to, alumina, primary aluminum, scrap materials and pitch; and

*

the Group agreed to provide Chinalco Group with supporting services and ancillary production services, including, but not limited to, electricity supply, gas, heat, steam, water, repairing and measurement, quality testing and production transportation services.

Purchase of products/services by the Group from Chinalco Group

*

Chinalco Group agreed to provide the Group with production supplies, including, but not limited to, carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker and fabricated aluminum;

*	Chinalco Group agreed to provide the Group with transportation and loading services, such as vehicle transportation, loading services and railway transportation; and

*

Chinalco Group agreed to provide the Group with supporting services and ancillary production services, such as communications, repairing, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services.

Pursuant to the proposed extension agreement, the duration of the Mutual Supply Agreement will be extended for three years to 31 December 2012.

Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and its proposed extension agreement

Xinan Aluminum, which is a company established in the PRC, is the largest aluminum fabrication manufacturer in the PRC. Its business activities include the production of various types of aluminum alloy sheets, plates and strips products which may be further processed into various architectural products such as window and curtain walls. Since its establishment in 2001, Xinan Aluminum has business relationships with the Group. Xinan Aluminum was once a connected person of the Company by virtue of being an associate of China Cinda Asset Management Corporation, the former substantial shareholder of the Company. On 24 September 2005, China Cinda Asset Management Corporation ceased to be a substantial shareholder of the Company. Accordingly, Xinan Aluminum also ceased to be a connected person of the Company.

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LETTER FROM CHINA MERCHANTS SECURITIES

On 21 May 2008, the Company, Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. jointly entered into a sale and purchase agreement in relation to, amongst other things, the acquisition of 60% of the equity interests in Chinalco SW Aluminum by the Group. Being a substantial shareholder of Chinalco SW Aluminum by holding 40% of its equity interests, Xinan Aluminum has become a connected person of the Company as defined under the Listing Rules. The transactions between the Group and Xinan Aluminum contemplated under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions for the Company pursuant to the Listing Rules.

Pursuant to the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement, scope of services contemplated thereunder can be categorized into two groups namely (i) sale of products by the Group to Xinan Aluminum, and (ii) purchase of products/services by the Group from Xinan Aluminum. Summary of the scope of services are set forth as follows:

Sale of products by the Group to Xinan Aluminum

*	the Company, its branches and certain of its subsidiaries agreed to sell, amongst other things, primary aluminum and aluminum alloy ingots to Xinan Aluminum; and

*	Chalco SW Aluminum, a subsidiary of the Company, agreed to sell, amongst other things, aluminum alloy sheets or rolls and aluminum fabrication scraps to Xinan Aluminum.

Purchase of products/services by the Group from Xinan Aluminum

*

Xinan Aluminum agreed to provide, amongst other things, aluminum alloy ingots, equipment, water, electricity and gas, maintenance and repairing services, and unloading, transportation and storage services to the Group; and

*

Xinan Aluminum agreed to supply, amongst other things, aluminum fabrication products to China Aluminum International Trading Corporation Limited ("Chalco International Trading"), a non-wholly owned subsidiary of the Company.

Pursuant to the proposed extension agreement, the duration of the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement will be extended for three years to 31 December 2012.

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LETTER FROM CHINA MERCHANTS SECURITIES

Long Term Agreement for Sale and Purchase of Alumina and its proposed extension agreement

Nanping Aluminum, which is a company established in the PRC, is a large scale stated-owned enterprise in the PRC. Its principal business activities include fabrication of aluminum, magnesium and other alloys, and external trade. It holds 25% of the equity interests in Chalco Ruimin Co., Ltd. ("Chalco Ruimin").

On 9 October 2004, the Company and Nanping Aluminum entered into the Long Term Agreement for Sale and Purchase of Alumina, pursuant to which Nanping Aluminum agreed to purchase and the Company agreed to supply alumina, primary aluminum and aluminum ingots on an ongoing basis for five years expiring on 31 December 2009.

On 21 May 2008, the Company, Chinalco and China Nonferrous Metals Processing Technology Co., Ltd. jointly entered into a sale and purchase agreement in relation to, amongst other things, the acquisition of 75% of the equity interests in Chalco Ruimin by the Group. Upon completion of the acquisition, Chalco Ruimin has become a non-wholly owned subsidiary of the Company. By reason of being a substantial shareholder of a subsidiary of the Company, Nanping Aluminum is a connected person of the Company as defined in the Listing Rules and the ongoing transactions contemplated under the Long Term Agreement for Sale and Purchase of Alumina constitute continuing connected transactions for the Company. In view of the fact that the Long Term Agreement for Sale and Purchase of Alumina will expire on 31 December 2009, the Company and Nanping Aluminum will enter into an extension agreement in order to extend the duration of the Long Term Agreement for Sale and Purchase of Alumina for three years from 1 January 2010 to 31 December 2012.

Provision of Engineering, Construction and Supervisory Services Agreement and its proposed extension agreement

As aforementioned, Chinalco Group retained certain assets and business in relation to provision of engineering design, construction and supervisory services after the Restructuring. The metallurgical engineering design, construction and supervisory works play an important role in the Group's aluminum business, as such the Group intended to purchase such kinds of services from Chinalco Group. Prior to the IPO, on 5 November 2001, the Company and Chinalco entered into the Provision of Engineering, Construction and Supervisory Services Agreement in order to regulate the ongoing transactions between them. Pursuant to which the Company agreed to purchase and the Chinalco Group agreed to provide the engineering design, construction and supervisory services on an ongoing basis for three years. Given the expiry of the Provision of Engineering, Construction and Supervisory Services Agreement, the Company and Chinalco subsequently entered into several extension agreements in order to extend the duration of the Provision of Engineering, Construction and Supervisory Services Agreement for the purpose of ongoing compliance with the requirements of the Listing Rules governing the continuing connected transactions.

The Company and Chinalco will enter into an extension agreement to the Provision of Engineering, Construction and Supervisory Services Agreement in order to extend the duration for three years to 31 December 2012.

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LETTER FROM CHINA MERCHANTS SECURITIES

Given the fact that the Non-exempt Continuing Connected Transactions are indispensable to the Group's principal activities involving alumina refining, primary aluminum smelting and aluminum fabrication, we are of view that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of the Group's business.

2.	Principal Terms of each of the Non-exempt Continuing Connected Transactions Agreements and their respective proposed extension agreements

After reviewing the terms of the Non-exempt Continuing Connected Transactions, we consider that the transaction nature, pricing and payment terms under the Non-exempt Continuing Connected Transactions Agreements are the principal to assess the fairness and reasonableness of the Non-exempt Continuing Connected Transactions. As we have discussed the background of and reasons for each of the Non-exempt Continuing Connected Transactions Agreements and their respective proposed extension agreement above, our discussion below will be confined to the pricing basis and the payment term of the Non-exempt Continuing Connected Transactions, which are tabulated as follows:

Mutual Supply Agreement and its proposed extension agreement

Transaction nature	Pricing basis	Payment term

(A)	Supplies and Ancillary Services Provided	The services will be provided:	Cash on delivery
	by Chinalco Group to the Group:	(i) according to state-prescribed price;
(ii) if there is no state-prescribed
(i)	Production Supplies: carbon ring,	price but there is a state-guidance price,
	carbon products, cement, coal,	then according to the state-guidance price;
	oxygen, bottled water, steam,	(iii) if there is neither a state-prescribed
	fire brick, aluminum fluoride,	price nor a state-guidance price, then
	cryolite, lubricant, resin, clinker,	according to the Market Price; and
	fabricated aluminum and	(iv) if none of the above is applicable,
	other similar supplies;	then according to the Contractual Price.

(ii)	Transportation and Loading Services:
vehicle transportation, loading
services, railway transportation
and other loading services; and

(iii)	Supporting Services and Ancillary
Production Services: communications,
repair, processing and fabrication,
quality testing, project construction,
environmental protection, road
maintenance and other similar services.

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LETTER FROM CHINA MERCHANTS SECURITIES

(B)	Supplies and Ancillary Services Provided
by the Group to Chinalco Group:

(i)	Production Supplies: alumina, primary
aluminum, scrap materials, pitch and
other similar supplies; and

(ii)	Supporting Services and Ancillary
Production Services: electricity supply,
gas, heat and water, repair, measurement,
quality testing, spare parts, production
transportation, steam and other
similar services.

Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and its proposed extension agreement

Transaction nature	Pricing basis	Payment term

(i)	sale of products by the Company and its	Same as the Mutual Supply Agreement	Cash on delivery
branches and relevant subsidiaries to
Xinan Aluminum; such products include,
amongst other things, primary aluminum
and aluminum alloy ingots;

(ii)	purchase of products and services by
Chalco SW Aluminum, a subsidiary
of the Company, from Xinan Aluminum;
such products and services include,
amongst other things: aluminum alloy
ingots, provision of equipment, water,
electricity and gas; provision of
maintenance and repair services;
provision of unloading, transportation
and storage services;

(iii)	sale of products by Chalco SW Aluminum
to Xinan Aluminum, such products
include, amongst other things: aluminum
alloy sheets or rolls, aluminum
fabrication scraps; and

(iv)	purchase of products by Chalco
International Trading, a subsidiary
of the Company, from Xinan Aluminum,
such products mainly include aluminum
fabrication products.

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LETTER FROM CHINA MERCHANTS SECURITIES

Long Term Agreement for Sale and Purchase of Alumina and its proposed extension agreement

Transaction nature	Pricing basis	Payment term

Purchase of alumina, primary aluminum	Market Price	Cash on delivery
and aluminum ingots

Provision of Engineering, Construction and Supervisory Services Agreement and its proposed extension agreement

Transaction nature	Pricing basis	Payment term

Metallurgical engineering design, project	Services are provided according to stated	10 to 20% before
construction and supervisory services	guidance price, and if none,	service;
	the Market Price	a maximum of
70% during
provision of
service; and 10 to
20% upon
successful
provision of
service

Having considered (i) the pricing mechanism in respect of each of the Non-exempt Continuing Connected Transactions as mentioned above; (ii) the terms including, but not limited to, the pricing basis and the payment term under each of the proposed extension agreements to the Non-exempt Continuing Connected Transactions Agreements remain unchanged; and (iii) the relevant supporting documents provided by the Company including, but not limited to, relevant documents issued by the PRC government regarding the state-prescribed price or state-guidance price, relevant sales and purchase invoices and contracts in relation to the pricing basis and payments terms of the Non-exempt Continuing Connected Transactions, we considered that the pricing and payment terms of the Non-exempt Continuing Connected Transactions are fair and reasonable, as such, we concur with the Directors' view that the terms of the Non-exempt Continuing Connected Transactions are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

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LETTER FROM CHINA MERCHANTS SECURITIES

3.	Annual caps

Analysis of the historical annual caps and historical transactions

The table below sets forth the historical annual caps of the Non-exempt Continuing Connected Transactions for each of three years ending 31 December 2009 and the actual historical transaction amounts of the Non-exempt Continuing Connected Transactions for the two years ended 31 December 2008 and the eight months ended 31 August 2009:

Actual historical
Historical annual caps	transaction amounts
For the
eight
months
	For the year ended	ended
For the year ended 31 December	31 December	31 August
	2007	2008	2009	2007	2008	2009
Amounts in RMB million

Revenue Transactions

Mutual Supply Agreement	8,500	7,600	7,300	6,152	4,832	113

Provision of Aluminum and
Aluminum Alloy Ingots and
Aluminum Fabrication
Services Agreement	n/a	9,000	7,000	n/a	2,961	1,449

Long Term Agreement for
Sale and Purchase of Alumina	n/a	920	1,030	n/a	286	191

Expenditure Transactions

Mutual Supply Agreement	5,800	4,200	3,800	4,707	3,527	2,734

Provision of Aluminum and
Aluminum Alloy Ingots and
Aluminum Fabrication
Services Agreement	n/a	4,600	4,000	n/a	1,347	1,132

Provision of Engineering,
Construction and Supervisory
Services Agreement	3,970	11,000	12,200	2,876	8,224	2,412

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LETTER FROM CHINA MERCHANTS SECURITIES

As illustrated in the above table, we noted that the historical transaction amounts for the year ended 31 December 2007 were generally closed to the relevant historical annual caps. However, the actual historical transaction amounts for year ended 31 December 2008 and the eight months ended 31 August 2009 were significantly lower than the relevant historical annual caps. Upon enquiry, the management of the Company has confirmed to us that the significant discrepancy between the actual historical transaction amounts and the historical annual caps were mainly attributable to the unexpected significant decrease in the scale of relevant production. The reasons for such decrease in the scale of production provided by the management of the Company were set forth below:

*

in the first six months of 2008, the exceptionally freezing weather and snow storms in certain areas in the Southern, Northwestern and Southwestern parts of the PRC induced power supply cut-off, which temporarily halted the production facilities of Guizhou Branch of the Company and Zunyi Aluminum Company Limited (a subsidiary of the Company), and partially suspended the production facilities of Shanxi Huasheng Aluminum Company Limited and Shanxi-Huaze Aluminum & Power Co., Limited (both of them are subsidiaries of the Company), thereby affecting the Group's production and operations;

*

in August 2008, certain subsidiaries of the Company, such as Shanxi-Huaze Aluminum & Power Co., Limited, had experienced interruption in its production and operations due to shortage of power supply during summer in some provinces in the PRC; and

*

from the second half of 2008 to the first half of 2009, the demand for aluminum in the real estate, automobile and related industries had decreased significantly due to the global financial crisis thus the Group decided to cut down its production accordingly.

Proposed Annual Caps

As indicated in the letter from the Board, in determining the proposed annual caps of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2012, the Directors have considered the following factors:

(i)	estimated amount of transactions involved with reference to the historical transaction volumes;

(ii)	estimated potential growth of the Group and expected economic growth of the PRC;

(iii)	recent metal price trend; and

(iv)	impact of the global financial crisis on the demand and pricing of aluminum.

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LETTER FROM CHINA MERCHANTS SECURITIES

The table below sets forth the proposed annual caps of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2012:

	2010	2011	2012
Amounts in RMB million

Revenue Transactions

Mutual Supply Agreement	9,500	10,500	11,500

Provision of Aluminum and Aluminum
Alloy Ingots and Aluminum Fabrication
Services Agreement	8,000	8,500	9,000

Long Term Agreement for Sale and
Purchase of Alumina	1,500	1,800	2,200

Expenditure Transactions

Mutual Supply Agreement	4,450	4,900	5,200

Provision of Aluminum and Aluminum
Alloy Ingots and Aluminum Fabrication
Services Agreement	4,200	4,800	5,200

Provision of Engineering, Construction and
Supervisory Services Agreement	13,500	14,900	16,400

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LETTER FROM CHINA MERCHANTS SECURITIES

According to the tables above, the proposed annual caps of the Non-exempt Continuing Connected Transactions are significantly higher than the historical transaction amounts for each of the two years ended 31 December 2008 and the eight months ended 31 August 2009. We understand that the Group's cutback of production in response to the decrease in demand for aluminum products during the global financial crisis and the temporary interruptions in the Group's production and operations caused by the power supply cut-off or shortage in 2008 led to an unexpected shrinkage in the Group's production scale in 2008 and in early 2009. In view of the improving economic data recently released by the PRC government authorities and the representation from the management of the Company that most of the previously interrupted production and operations of the Group have been resumed, it is expected that the proposed annual caps of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2012 will be generally higher than the historical transaction amounts for each of the two years ended 31 December 2008 and the eight months ended 31 August 2009. In order to evaluate the reasonableness and fairness of the proposed annual caps as set forth in the table above, we have discussed with the management of the Company and analyzed the basis of determining the relevant proposed annual caps as follows:

Expected Growth in the PRC Economy and the Business of the Group

During the global financial crisis, the demand for alumina and aluminum worldwide has decreased and the relevant price has dropped accordingly. In view of the weak demand and depressed price of alumina and aluminum, the Group has cut back its alumina production.

With the implementation of the RMB4 trillion economic stimulation plan promulgated by the PRC government, the recovery of the PRC economy outperformed other major countries in the world. According to data released by National Bureau of Statistics of China, the growth rate of the gross domestic product ("GDP") of the PRC in the first-quarter and the second-quarter of 2009 were 6.1% and 7.9%, respectively whilst the GDP growth rate of the PRC was 8.9% in the third-quarter of 2009.

In view of the recent GDP growth of the PRC, the management of the Company has considered that the PRC economy is now undergoing a rapid recovery, which will then stimulate the demand of aluminum products, especially in the construction and automobile industry. As stated in the interim report of the Company as at 30 June 2009, the Group's production capacity utilization rate of alumina and aluminum were approximately 66.90% and 83.4% respectively. As estimated by the management of the Company, the production capacity utilization rate of the Group's alumina and aluminum will increase gradually to more than 90% in response to the anticipated increase in demand for aluminum products by the end of 2009.

Pursuant to the aforementioned RMB4 trillion economic stimulation plan, it was announced that approximately RMB1.5 trillion of which would be applied towards various infrastructure development projects, especially in railway projects, highway projects, drinking water security projects and hydro-power projects etc. We believe that the demand for the building materials including, but not limited to, aluminum will increase accordingly. Given the Group's position as the largest aluminum manufacturer and supplier in the PRC, the expected increase in demand for aluminum products will stimulate the Group's demand for the Non-exempted Continuing Connected Transactions.

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LETTER FROM CHINA MERCHANTS SECURITIES

Expected Trend in the Price of Aluminum

As mentioned above, driven by the positive impact of the RMB4 trillion economic stimulation plan and the recovery of the PRC economy, the increase in the demand for aluminum products has a positive impact on the pricing of aluminum products. As advised by the management of the Company, the Group made several upward adjustments on the selling price of its aluminum products in 2009. The management of the Company, based on their industry knowledge and experience, believes that the growth in the PRC economy will further stimulate the demand for aluminum products, which in turn, will further support the upward trend of the aluminum and alumina price in the coming years. Having considered the positive impact of the RMB4 trillion economic stimulation plan and the recent economic data released by the PRC government authorities, we concur with the Directors' view that the upward trend of the aluminum and alumina price will be supported by the expected increase in demand for aluminum products in foreseeable future.

Development Plan of the Group

In May 2008, the Group acquired the controlling stake of five aluminum fabrication plants and one primary aluminum production plant (the "Acquisition") with a view to strengthening its downstream aluminum fabrication business. Details of the Acquisition are contained in the circular issued by the Company on 25 March 2008. Apart from the Acquisition, the Group had also planned to strengthen its aluminum fabrication businesses through investing in southwest aluminum cold rolling project and Chalco Ruimin's high precision aluminum strip and sheet project (collectively referred to the "Aluminum Fabrication Projects"). The Aluminum Fabrication Projects are expected to be completed and will commence full operation in 2010. Following the Acquisition and the full operation of the Aluminum Fabrication Projects, the Group will increase its annual aluminum fabrication production capacity by more than 1 million tonne.

Apart from the above, the Group also plans to expand its alumina production capacity. The Group has invested more than RMB17 billion in several alumina projects in Chongqing, Zunyi, Xingxian and Zhongzhou which are still under construction as at the Latest Practicable Date. As advised by the management of the Company, those alumina projects will be completed gradually in the coming years. Upon completion and the full operation of those alumina projects, the Group's annual alumina production capacity will increase by approximately 3.1 million tonnes.

The management of the Company advised that the above development plans of the Group is expected to increase the needs for engineering, construction and supervisory services to be provided by Chinalco Group, as well as the needs for other Non-exempt Continuing Connected Transactions.

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LETTER FROM CHINA MERCHANTS SECURITIES

Having reviewed (i) the assumptions of the proposed annual caps of the Non-exempt Continuing Connected Transactions; (ii) the independent economic data or information regarding the PRC economy released by the PRC government authorities including, but not limited to, the economic data released by the National Bureau of Statistics of China; and (iii) the market information in relation to the prospect of the aluminum industry in the PRC and aluminum price trend obtained from the public domain including, but not limited to, internet and newspapers; and discussed with the management of the Company in respect of (i) the expected growth in the PRC economy and the business of the Group; (ii) the forecast aluminum price; and (iii) the development plan of the Group, we concur with the Directors' view that the proposed annual caps of the Non-Exempt Continuing Connected Transactions for the three years ending 31 December 2012 are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

RECOMMENDATION

Taking into consideration of the above factors, we concur with the Directors' view that (i) the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of the Group's business and are in the interests of the Company and the Shareholders as a whole; and (ii) the terms of the Non-exempt Continuing Connected Transactions are on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the relevant resolution(s) to be proposed at the EGM to approve, amongst other things, the proposed extension agreements to each of the Non-exempt Continuing Connected Transactions Agreements, the Non-exempt Continuing Connected Transactions and the relevant proposed annual caps.

Yours faithfully
For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Ronald T.L. Wan	Christine Au
Managing Director	Director
Investment Banking Department	Investment Banking Department

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company or its associated corporations of the Directors, Chief Executive and Supervisors

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined by the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. As at the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 were given the right to acquire any shares in, or debentures of, the Company or any of its associated corporations (as defined by the SFO).

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APPENDIX	GENERAL INFORMATION

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares of the Company

As at the Latest Practicable Date, so far as it is known to the Directors and the Chief Executive of the Company, the following persons (other than the Directors and the Chief Executive of the Company) have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO:

				Percentage in the	Percentage in
Name of	Class of	Number of		relevant class	total issued
substantial shareholder	shares	shares held	Capacity	of share capital	share capital

Chinalco	A Shares	5,656,357,299 (L)	Beneficial owner and	59.04% (L)	41.82% (L)
		(Note 1)	interests of controlled
corporations

China Cinda Asset	A Shares	900,559,074 (L)	Beneficial owner	9.40% (L)	6.65% (L)
Management Corporation

China Construction	A Shares	709,773,136 (L)	Beneficial owner	7.41% (L)	5.25% (L)
Bank Corporation

China Development Bank	A Shares	554,940,780 (L)	Beneficial owner	5.79% (L)	4.10% (L)

Templeton Asset	H Shares	479,874,475 (L)	Investment manager	12.17% (L)	3.55% (L)
Management Ltd.

Barclays PLC	H Shares	315,193,225 (L)	Interests of controlled	7.99% (L)	2.33% (L)
		12,036,713 (S)	corporations	0.31% (S)	0.09% (S)
(Note 2)

(L)	The letter "L" denotes a long position.

(S)	The letter "S" denotes a short position.

(P)	The letter "P" denotes interests in a lending pool.

Notes:

1.

These interests included a direct interest of 5,214,407,195 A Shares held by Chinalco, and an aggregate interest in 441,950,104 A Shares held by various controlled corporations that are subsidiaries of Chinalco, comprising 351,217,795 A Shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A Shares held by Lanzhou Aluminum Factory, 4,119,573 A Shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A Shares held by Shanxi Aluminum Plant.

Mr. Xiong Weiping, an executive Director of the Company, is the President of Chinalco. As at the Latest Practicable Date, Mr. Xiong Weiping does not have any interests in the shares, underlying shares or debentures of the Company.

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APPENDIX	GENERAL INFORMATION

2.	These interests were held directly by various corporations controlled by Barclays PLC.

Among the aggregate interests in the long position in H Shares, 626,000 H Shares were held by Barclays Global Investors (Deutschland) AG, 31,537,300 H Shares were held by Barclays Global Investors Ltd., 246,493,600 H Shares were held by Barclays Global Fund Advisors and 36,536,325 H Shares were held by Barclays Global Investors, N.A..

The short position in H Shares was held by Barclays Global Investors, N.A..

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified of any interests and short positions in 5% or more than 5% of shares and underlying shares of the Company which had been recorded in the register kept by the Company under section 336 of the SFO.

3.	MATERIAL ADVERSE CHANGE

The Directors confirm that there is no material adverse change in the financial or trading position of the Group since 31 December 2008, being the date of the latest published audited accounts of the Group.

4.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

5.	EXPERT AND CONSENT

China Merchants Securities has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

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APPENDIX	GENERAL INFORMATION

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification

China Merchants Securities

A licensed corporation under the SFO, licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, China Merchants Securities was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, China Merchants Securities did not have any direct or indirect interest in any assets which have been, since 31 December 2008 (being the date to which the latest published accounts of the Company were made up), acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or were proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been, since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors are materially interested in any contract or arrangement subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

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APPENDIX	GENERAL INFORMATION

8.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates have interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including Thursday, 3 December 2009:

(a)	the letter from the Independent Board Committee as set forth in this circular;

(b)	the letter from China Merchants Securities, the independent financial adviser, as set forth in this circular;

(c)	the written consent of China Merchants Securities referred to in this appendix; and

(d)	the Non-exempt Continuing Connected Transactions Agreements.

10.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)	The registered office of the Company is located at: No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of this circular and the proxy form shall prevail over their respective Chinese text in the case of any inconsistency.

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NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "EGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Wednesday, 30 December 2009 at 9:00 a.m. for the purpose of considering, and if thought fit, passing with or without modifications, the following resolutions.

ORDINARY RESOLUTIONS

1.	"THAT:

(a)

the renewal of the Mutual Supply Agreement (a copy of which has been produced to the meeting and marked "A" and initialed by the chairman of the meeting for the purpose of identification) as disclosed in the circular of the Company dated 13 November 2009 (the "Circular") and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b)	the proposed revised annual caps as set out in the Circular in relation to the Mutual Supply Agreement for the three years ending 31 December 2012 be and are hereby approved;

and any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Mutual Supply Agreement and the annual caps thereunder."

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NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

2.	"THAT:

(a)

the renewal of the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement (a copy of which has been produced to the meeting and marked "B" and initialed by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b)

the proposed revised annual caps as set out in the Circular in relation to the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the three years ending 31 December 2012 be and are hereby approved;

and any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the annual caps thereunder."

3.	"THAT:

(a)

the renewal of the Provision of Engineering, Construction and Supervisory Services Agreement (a copy of which has been produced to the meeting and marked "C" and initialed by the chairman of the meeting for the purpose of identification) as disclosed in the Circular and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b)

the proposed revised annual caps as set out in the Circular in relation to the Provision of Engineering, Construction and Supervisory Services Agreement for the three years ending 31 December 2012 be and are hereby approved;

and any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Provision of Engineering, Construction and Supervisory Services Agreement and the annual caps thereunder."

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NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

4.	"THAT:

(a)

the renewal of the Long Term Agreement for Sale and Purchase of Alumina as disclosed in the Circular, (a copy of which has been produced to the meeting and marked "D" and initialed by the chairman of the meeting for the purpose of identification), and all transactions contemplated thereunder and in connection therewith, be and are hereby approved, confirmed and ratified;

(b)

the proposed revised annual caps as set out in the Circular in relation to the Long Term Agreement for Sale and Purchase of Alumina for the three years ending 31 December 2012 be and are hereby approved;

and any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Long Term Agreement for Sale and Purchase of Alumina and the annual caps thereunder."

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

13 November 2009
Beijing, the PRC

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 28 November 2009 to Wednesday, 30 December 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 27 November 2009 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 27 November 2009 for registration.

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NOTICE OF 2009 SECOND EXTRAORDINARY GENERAL MEETING

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. before Thursday, 10 December 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8103
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a holder of H Shares who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/ her ID card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	Resolutions numbered 1-4 will be voted by Independent Shareholders.

* For identification purpose only.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary